Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-204124

American Express Credit Corporation
$900,000,000

1.800% Fixed Rate Senior Notes Due July 31, 2018

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series F
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s: Standard & Poor’s: Fitch:	A2 (Stable Outlook) A- (Stable Outlook) A+ (Stable Outlook)
Trade Date:	July 28, 2015
Settlement Date:	July 31, 2015 (T+3 days)
Maturity Date:	July 31, 2018
Aggregate Principal Amount:	$900,000,000
Benchmark Treasury:	0.875% due July 15, 2018
Benchmark Treasury Price and Yield:	99-19 / 1.015%
Re-offer Spread to Benchmark:	+83 bps
Re-offer Yield:	1.845%
Coupon:	1.800%
Public Offering Price:	99.869%
Underwriters’ Commission:	0.25%
Net Proceeds:	$896,571,000 (before expenses)
Interest Payment Dates:

Interest on the notes is payable on January 31 and July 31 of each year, beginning January 31, 2016. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Day Count:	30/360
Early Redemption:

The notes may be redeemed, in whole or in part, on or after the date that is 31 days prior to maturity date, on at least 30 days’ and no more than 60 days’ prior written notice, at a redemption price equal to 100% of the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption

Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DV8
ISIN:	US0258M0DV87
Joint Book-Running Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA Inc. Wells Fargo Securities, LLC
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Standard Chartered Bank U.S. Bancorp Investments, Inc.
Junior Co-Managers:	The Williams Capital Group, L.P. Samuel A. Ramirez & Company, Inc.
Recent Developments:

Management does not expect pretax income, provision for losses or the ratio of earnings to fixed charges for the second quarter of 2015 to be materially different from results for the first quarter of 2015

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-(800) 503-4611, Mizuho Securities USA Inc. at 1-(866) 271-7403 or Wells Fargo Securities, LLC at 1-(800) 645-3751.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.